Filed by Ginkgo Bioworks Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zymergen Inc.

Commission File No.: 001 - 40354

Date: August 15, 2022

The following are slides from a presentation given by Ginkgo Bioworks Holdings, Inc. in connection with its earnings call for the quarter ended June 30, 2022.

Grow with Ginkgo Q2 2022 Update & Business Review August 15, 2022

Disclaimer Forward-Looking Statements This presentation, the conference call and webcast may contain certain forward-looking statements within the meaning of the federal securities laws, including statements regarding our plans, strategies, current expectations, operations and anticipated results of operations, both business and ﬁnancial, all of which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, market trends, or industry results to diﬀer materially from those expressed or implied by such forward-looking statements. These forward-looking statements generally are identiﬁed by the words “believe,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to diﬀer materially from the forward-looking statements in this presentation, including but not limited to: (i) the eﬀect of the business combination between Ginkgo Bioworks Holdings, Inc. (“Ginkgo”) and Soaring Eagle Acquisition Corp. (“Soaring Eagle”) on Ginkgo’s business relationships, performance, and business generally, (ii) risks that the business combination disrupts current plans of Ginkgo and potential diﬃculties in Ginkgo’s employee retention, (iii) the outcome of any legal proceedings that may be instituted against Ginkgo related to its business combination with Soaring Eagle, (iv) volatility in the price of Ginkgo’s securities now that it is a public company due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo operates and plans to operate, variations in performance across competitors, changes in laws and regulations aﬀecting Ginkgo’s business, changes in the combined capital structure and expectations associated with increases in the number of shares available for sale, (v) the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and ability to identify and realize additional opportunities, (vi) the risk of downturns in demand for products using synthetic biology, (vii) the unpredictability of the duration of the COVID-19 pandemic and the demand for COVID-19 testing and the commercial viability of our COVID-19 testing business, (viii) changes to the biosecurity industry, including due to advancements in technology, emerging competition and evolution in industry demands, standards and regulations, and (ix) our ability to close and realize the expected beneﬁts of pending merger and acquisition transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Ginkgo’s most recent quarterly report on Form 10-Q ﬁled with the U.S. Securities and Exchange Commission (the “SEC”), and other documents ﬁled by Ginkgo from time to time with the SEC. These ﬁlings identify and address other important risks and uncertainties that could cause actual events and results to diﬀer materially from those contained in the forward-looking statements. Any forward-looking statement made by us in this presentation, the conference call during which this presentation is reviewed and any discussions that follow speaks only as of the date on which it is made. You are cautioned not to put undue reliance on forward-looking statements, and Ginkgo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Ginkgo does not give any assurance that it will achieve its expectations. Industry and Market Data In this presentation, Ginkgo relies on and refers to certain information and statistics regarding the markets and industries in which Ginkgo competes. Such information and statistics are based on Ginkgo management’s estimates and/or obtained from third-party sources, including reports by market research ﬁrms and company ﬁlings. While Ginkgo believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information, and Ginkgo has not independently veriﬁed the accuracy or completeness of the information provided by the third-party sources. Use of Non-GAAP Financial Measures Certain of the ﬁnancial measures included in this presentation, including Adjusted EBITDA, have not been prepared in accordance with generally accepted accounting principles (“GAAP”), and constitute “non-GAAP ﬁnancial measures” as deﬁned by the SEC. Ginkgo has included these non-GAAP ﬁnancial measures because it believes they provide an additional tool for investors to use in evaluating Ginkgo’s ﬁnancial performance and prospects. Due to the nature and/or size of the items being excluded, such items do not reﬂect future gains, losses, expenses or beneﬁts and are not indicative of our future operating performance. These non-GAAP ﬁnancial measures are supplemental to, should not be considered in isolation from, or as an alternative to, ﬁnancial measures determined in accordance with GAAP. In addition, these non-GAAP ﬁnancial measures may diﬀer from non-GAAP ﬁnancial measures with comparable names used by other companies. See the reconciliation below for additional information regarding certain of the non-GAAP ﬁnancial measures included in this presentation, including a description of these non-GAAP ﬁnancial measures and a reconciliation of the historic measures to Ginkgo’s most comparable GAAP ﬁnancial measures.

Disclaimer Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and Ginkgo’s use thereof does not imply an aﬃliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, © or ® symbols, but Ginkgo will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Additional Information and Where to Find It In connection with the proposed transaction involving Ginkgo Bioworks Holdings, Inc. (“Ginkgo”) and Zymergen Inc. (“Zymergen”), Ginkgo intends to ﬁle with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Zymergen and that also constitutes a prospectus of Ginkgo. Each of Ginkgo and Zymergen may also ﬁle other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Ginkgo or Zymergen may ﬁle with the SEC. The deﬁnitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Zymergen. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Ginkgo, Zymergen and the proposed transaction, once such documents are ﬁled with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents ﬁled with the SEC by Ginkgo will be available free of charge on Ginkgo’s website at https://investors.ginkgobioworks.com or by contacting Ginkgo’s Investor Relations department by email at investors@ginkgobioworks.com. Copies of the documents ﬁled with the SEC by Zymergen will be available free of charge on Zymergen’s website at https://investors.zymergen.com or by contacting Zymergen’s Investor Relations department by email at investors@zymergen.com. Participants in the Solicitation Ginkgo, Zymergen, their respective directors and certain of their executive oﬃcers and other employees may be deemed to be participants in the solicitation of proxies from Zymergen’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Zymergen’s stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is ﬁled with the SEC. Information about the directors and executive oﬃcers of Ginkgo, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Ginkgo’s proxy statement for its 2022 annual meeting of shareholders, which was ﬁled with the SEC on April 26, 2022, and Ginkgo’s Annual Report on Form 10-K for the ﬁscal year ended December 31, 2021, which was ﬁled with the SEC on March 29, 2022. Information about the directors and executive oﬃcers of Zymergen, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Zymergen’s proxy statement for its 2022 annual meeting of shareholders, which was ﬁled with the SEC on April 20, 2022, and Zymergen’s Annual Report on Form 10-K for the ﬁscal year ended December 31, 2021, which was ﬁled with the SEC on March 30, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be ﬁled with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Ginkgo or Zymergen using the sources indicated above. No Oﬀer or Solicitation This communication is not intended to and shall not constitute an oﬀer to buy or sell or the solicitation of an oﬀer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualiﬁcation under the securities laws of any such jurisdiction. No oﬀering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Agenda Introduction Jason K elly, Co-Founder and CEO Q2 2022 Financial Update Mark Dmytruk, CFO Strategic Review Jason Kelly, Co-Founder and CEO Q&A Session Moderated by Anna Marie Wagner, SVP Corporate Development Q2 2022 UPDATE & BUSINESS REVIEW Property of Ginkgo Bioworks — 4

Continuing to execute well on our plans in the second quarter of 2022

Progress on Key Metrics

Active Programs



46
5
10
13
9
9
73
2
26
22
13
10
Government
Pharma & Biotech
Food & Agriculture
Industrial & Environmental
Consumer & Technology
Q2 2021
Q2 2022

+13 Diverse New Programs:

SUMITOMO CHEMICAL

novo nordisk

evo

Strong Biosecurity Performance:

$247 million Year-to-date Biosecurity Revenue

Recently awarded contract to continue CDC's Traveler-based SARS-CoV-2 Genomic Surveillance Program

Strong Financial Health

3x+ Y-o-Y Revenue Growth



$145
Biosecurity ($M)
Foundry ($M)
$100
$44
$22
$22
$44
Q2 2021
Q2 2022

~$1.4 billion in cash provides ample runway

Company Highlights

CRONOS GROUP

- Announced the achievement of the third target productivity milestone, THCV, in our partnership to produce eight cultured cannabinoids zymergen

- Announced a definitive agreement under which Ginkgo will acquire Zymergen
- The acquisition is expected to accelerate the development of Ginkgo's innovative horizontal synthetic biology platform

BAYER JOYN BIO

- Signed definitive agreement to acquire Bayer's 175,000-square-foot Biologics R&D center
- Ginkgo will also enter into a new multi-year platform collaboration with Bayer to advance several agricultural biological programs bitome

- Acquired assets from Bitome are expected to support accelerated product development timelines across Ginkgo's portfolio of cell programs through its real-time metabolite monitoring technology



- Appointed Dr. Kathy Hopinkah Hannan to Board of Directors. Dr. Hannan brings over thirty years of experience as a senior C-Suite executive, corporate advisor, independent board director and strategist

Property of Ginkgo Bioworks — 7
Q2 2022 UPDATE & BUSINESS REVIEW

We believe… 1 2 3 Zymergen and Bayer will We remain focused on our Sustainability is improve our platform and cash runway and achieving fundamental to our drive better customer proﬁtability strategy outcomes The pending additions of Zymergen We are focused on maintaining our ESG is not window dressing for and Bayer’s ag biologicals assets multi-year cash runway and driving Ginkgo, it’s in our DNA. We believe are expected to meaningfully toward long-term proﬁtability. In our framework of care has enabled beneﬁt our platform and customers, addition to general ﬁscal discipline, us to take advantage of key adding both entirely new our business model aﬀords several strategic opportunities while capabilities as well as driving levers we can pull, including scale furthering our mission and is critical system-wide improvements economics on the platform as well as to our long-term sustainable the types of programs we take on performance Q2 2022 UPDATE & BUSINESS REVIEW Property of Ginkgo Bioworks — 15

We believe… 1 2 3 Zymergen and Bayer will We remain focused on our Sustainability is improve our platform and cash runway and achieving fundamental to our drive better customer proﬁtability strategy outcomes The pending additions of Zymergen and Bayer’s ag biologicals assets are expected to meaningfully beneﬁt our platform and customers, adding both entirely new capabilities as well as driving system-wide improvements Q2 2022 UPDATE & BUSINESS REVIEW Property of Ginkgo Bioworks — 16

Zymergen and Bayer transactions expected to be valuable platform additions

Transactions build on our successful history of opportunistic M&A and technology acquisition integrations

Zymergen

Integration of Zymergen's automation and technical capabilities is expected to improve Ginkgo's platform capabilities across verticals

- Technology fits well into Ginkgo's roadmap and is expected to drive efficiency for customer programs
- Zymergen plans to continue its ongoing standalone optimization plans, and Ginkgo will support Zymergen's efforts to realize value from its product portfolio

All-stock transaction implied $300M market cap at signing[1]

- 0.9179x exchange ratio fixed at signing implied 5.25% pro forma ownership by Zymergen shareholders post-transaction
- Expected to close by Q1 2023

READ MORE ↗

Bayer

Bayer transaction expected to open up agricultural biologicals market and contribute significant new capabilities

	Ginkgo Receives	Bayer Receives
West Sacramento	WesSac facility, strain collection, team	$83M consideration
Joyn Dissolution	Platform assets from Joyn and royalty on Bayer net sales of NFix product via Cooksonia[2]	NFix program and certain IP rights from Joyn
New Bayer Collaboration	**3 year collaboration with Bayer to advance multiple programs** • Ginkgo's largest ever cell programming contract (in terms of R&D service fees) • Opportunity for standard royalty-based downstream value	

READ MORE ↗

(1) Based on Ginkgo's closing price on Friday, July 22, 2022
(2) Ginkgo owns 70% of Cooksonia

Q2 2022 UPDATE & BUSINESS REVIEW
Property of Ginkgo Bioworks — 17

These transactions complement each other, opening new market opportunities and improving our platform capabilities for our customers Asset purchase deepens ag biologicals vertical expertise ● Leading “translational research” capabilities enhance our oﬀering and will allow us to make these capabilities broadly available to the ag biologicals market Collaboration provides signiﬁcant revenue opportunity Expanded TAM ✔ ● Ginkgo’s largest ever cell programming contract (in terms of R&D service fees) ● Ability to work with new customers on the platform New capabilities ✔ Broad platform ✔ improvements Automation and software built with ﬂexibility in mind complements Ginkgo’s strengths ● Believe we can quickly deploy Zymergen’s scalable architecture alongside Ginkgo’s own automation capabilities ● Talent ﬁts within and is expected to accelerate scaling plans Data organization and analysis tools can help us take advantage of our codebase assets General Purpose Capabilities End Market Q2 2022 UPDATE & BUSINESS REVIEW Property of Ginkgo Bioworks — 18

We believe… 1 2 3 Zymergen and Bayer will We remain focused on our Sustainability is improve our platform and cash runway and achieving fundamental to our drive better customer proﬁtability strategy outcomes We are focused on maintaining our multi-year cash runway and driving toward long-term proﬁtability. In addition to general ﬁscal discipline, our business model aﬀords several levers we pull, including scale economics on the platform as well as the types of programs we take on Q2 2022 UPDATE & BUSINESS REVIEW Property of Ginkgo Bioworks — 19

Cash runway and proﬁtability are important in this environment, and our underwriting and structuring of the Zymergen and Bayer deals reﬂects that Signiﬁcant cost eﬃciencies in Zymergen transaction means recurring OpEx investment is minimal ● Zymergen to progress independently planned cost and Ginkgo’s ~$1.4B cash balance as of 6/30/22 program rationalization prior to close provides margin of safety, allowing us to ● Post-close, Ginkgo will complete restructuring, and core lean into high ROI opportunities Zymergen team is expected to ﬁll signiﬁcant planned hiring by Ginkgo, which is expected to accelerate growth and result in minimal additional employee costs ● Upside if able to monetize Zymergen’s product pipeline or Transactions structured with the intention of restructure real estate obligations minimizing incremental recurring operating costs Bayer collaboration fees expected to signiﬁcantly oﬀset incremental run-rate OpEx from new ag biologicals Meaningful revenue opportunity from ag capabilities vertical expansion and increased eﬃciency ● Some cost optimization through combination, including and probability of success from horizontal ability to leverage Ginkgo’s platform capabilities platform improvements ● Multi-year Bayer anchor contract expected to provide strong base of demand while we build base of new customers in this space, which could create signiﬁcant opportunities for growth Q2 2022 UPDATE & BUSINESS REVIEW Property of Ginkgo Bioworks — 20

Significant incremental upside opportunities in Zymergen transaction that could improve financial case

1 Product Portfolio

- **Zymergen exploring strategic alternatives for its Advanced Materials and Drug Discovery businesses**
  - Sale(s) could create additional cash proceeds and reduce operating expenses
  - Spin-out could reduce costs, create a new customer for Ginkgo, and provide an opportunity for additional upside through equity appreciation
- **Not contemplated in base case runway and revenue forecasts, but believe product portfolio is strong, and Zymergen has already received serious inbound interest in the portfolio since announcement**



Ginkgo's vision fits well with where Zymergen is in its transformation
Over the last year, Zymergen has simplified its business into 3 core areas: Advanced Materials, Drug Discovery, and Automation
Ginkgo's expertise in creating and supporting NewCos will support Zymergen's plans to explore standalone opportunities for the product areas
Previously Zymergen was focused on pursuing many discrete product opportunities
Advanced Materials
Drug Discovery
Advanced Materials
Independent product portfolio in areas like water repellency, advanced polymers, and enzymes
Zymergen may explore standing up a NewCo in the space and/or selling certain product concepts to strategic acquirers
Drug Discovery
Long-term goal to develop owned therapeutic assets, potentially as another NewCo
Certain enabling technologies may remain at Ginkgo and enable therapeutics developers
Automation & Tech Platform
(and enabling SW/Data and biological assets)
Core technology assets that Ginkgo will integrate into its platform to improve its service offering to customers

Excerpt from M&A Strategy Update Call (July 25, 2022)

2 Real Estate Rationalization

- **Ginkgo assuming a present value of ~$186 million in total future lease liabilities[(1)] (including ~$30 million in 2023) in connection with Zymergen's real estate portfolio, largely due to their new HQ in Emeryville, CA**
  - Note: the merger agreement provides protections related to cost overruns so minimal uncertainty re: build-out costs
- **We will actively evaluate real estate portfolio rationalization, and any successful effort to mitigate the lease liability could represent meaningful upside to the base case and further reduce incremental cash burn from the Zymergen transaction**



The site of Zymergen's new HQ in Emeryville

(1) Represents the lump sum present value across Zymergen's leases

Q2 2022 UPDATE & BUSINESS REVIEW — Property of Ginkgo Bioworks — 21